News Release

NioGold Mining Corporation

TSX-V Symbol: NOX

Frankfurt Symbol: NG1

NIOGOLD TRADES IN FRANKFURT AND

UPDATES EXPLORATION ACTIVITIES IN QUEBEC

Val-d’Or, Quebec, November 5, 2007: NioGold Mining Corporation (TSX-V:NOX) (FWB: NG1) (“NioGold”) is a junior mineral exploration company primarily focused on GOLD with advanced- to early-stage projects located in the Province of Quebec, Canada.  The Company is well financed with over $8M Cdn in working capital.  NioGold has been trading on the FWB Frankfurter Wertpapierbörse (Frankfurt Stock Exchange) under the symbol NG1 since the month of March, 2007.

NioGold’s principal exploration projects are located in the prolific Malartic - Val-d’Or gold mining district, northwestern Quebec, where NioGold is presently defining new gold resources in proximity to past-producing mines.  NioGold has established a fully staffed exploration office in the nearby mining town of Val-d’Or.  The Malartic - Val-d’Or area presently encompasses several other active advanced exploration and mine development projects such as Canadian Malartic (Osisko Exploration), Goldex and Lapa (Agnico-Eagle), Kiena (Wesdome), Midway (Northern Star Mining) and Lac Herbin (Alexis Minerals).

NioGold is also actively exploring the recently acquired Pump Lake project, located 200 kilometres southeast of Val-d’Or.  The first phase of exploration on the project resulted in the discovery of several mineral occurrences.

Malartic Gold Camp Projects

In the Malartic gold camp, NioGold is directing its efforts on the advanced-stage Marban Block property, which encompasses three former gold producers.  Following the compilation and validation of historic mine and drill hole data and 10,000 metres of drilling in 2006, the Company released the first National Instrument 43-101 compliant resource estimates on the property.  Independent consultants Mine Development Associates estimated indicated and inferred resources of 342,000 ounces of gold adjacent to the former Norlartic and Kierens mines.

A second phase 40,000-metre drilling program on the Marban Block started in April, 2007.  The initial phase of the program is investigating the former Marban mine sector where two holes drilled in late 2006 returned impressive gold intersections well above and below the Marban mine workings, including 10.8 g/t Au over 4.0 metres.  The 2006 drill holes indicated a high potential to discover new orebodies within the prospective geological units hosting the Marban mine (Marban Mine Sequence).  To date, NioGold has completed 18 additional holes (8,059 metres) to further investigate the surface and depth extension of the Marban Mine Sequence.

All holes intersected mineralized zones typical of the Marban mine gold ores and assay results received from the first 12 holes returned some significant intervals including:  5.4 g/t Au over 4.0 m;  12.0 g/t Au over 1.8 m; 6.2 g/t Au over 3.0 m;  15.5 g/t Au over 1.8 m;  13.7 g/t Au over 1.0 m;  6.5 g/t Au over 3.0 m;  8.3 g/t Au over 1.5 m.  Results from the 6 remaining holes will be released shortly. An additional 10,000 metres of drilling is planned to expand newly discovered near surface mineralization to the west where limited drilling has occurred in the past.

NioGold’s near term objective in the Malartic camp is to outline resources of over one million ounces of gold through well focused exploration drilling.

Pump Lake Project

Pump Lake is an early stage project that displays characteristics comparable to the iron oxide-copper-gold (IOCG) class of mineral deposits. World-Class examples of IOCG’s are found at Olympic Dam and the Cloncurry district (Australia), Candelaria (Chili), Salobo (Brasil), and the Kiruna district (Sweden).  On Pump Lake, occurrences of iron oxides, copper, gold and uranium are found to be closely related to a recently recognised alkaline intrusive complex of yet unknown extent.

Following the acquisition in early 2007, NioGold completed a first phase of exploration and has enlarged the land holdings to over 150 square kilometres.  The exploration program consisted of a high-resolution airborne and ground geophysical surveys, regional geochemical soil sampling survey, structural lineament study, and field investigation of priority targets.

The work resulted in the discovery of several new mineral occurrences over the project area including two uranium prospects, named Roxane and Emma, and an iron-bearing horizon.  The Roxane and Emma uranium prospects lie along a newly defined radioactive structural trend where significant values of up to 0.24% U3O8 (4.7 lbs / ton U3O8) were obtained.  At Roxane, radioactive units were traced over a distance of 2.3 kilometres.  Initial sampling of the iron oxide bearing horizon exposed 1 kilometre northeast of the Roxane uranium prospect returned values of up to 40% total iron.

Mechanical stripping, blasting and bulk sampling is presently on-going on the Roxane prospect and the iron oxide horizon.  Results of this work are expected to be released in December.

This news release was prepared by Rock Lefrançois, P. Geo. (OGQ), the Company’s Vice-President and Qualified Person as defined by National Instrument 43-101.  NioGold invites you to visit the company website at www.niogold.com.  A German version of the website is under construction. For information on NioGold Mining Corporation contact:

Michael A. Iverson, President & CEO

Rock Lefrançois, P.Geo., Vice-President

miverson@niogold.com

rocklefrancois@niogold.com

Tel: (604) 856-9887

Tel: (819) 825-7400

This Press Release includes forward-looking statements that are subject to risks and uncertainties. All statements within, other than statements of historical fact, are to be considered forward looking. There can be no assurances that such statements will prove accurate and, therefore, readers are advised to rely on their own evaluation of such uncertainties. The TSX Venture Exchange or the Frankfurt Stock Exchange did not approve nor do not accept responsibility for the adequacy or accuracy of this news release.